Warszawa , 2003-10-22


03037200

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV - 4 2003
WASH., D.C. 183 SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 29/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 29/2003

The Management Board of Orbis S.A. hereby informs about the change in the date on which the consolidated semi-annual report for 2003 will be published. The said report will be sent on October 24, 2003.